2000 First Tennessee Building 165 Madison Avenue Memphis, Tennessee 38103 Phone: 901.526.2000 Fax: 901.577.2303 www.bakerdonelson.com
April 17, 2015
VIA EDGAR CORRESPONDENCE

Mr. Tom Kluck
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Griffin Capital Essential Asset REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 26, 2015
File No. 333-201835

Dear Mr. Kluck:

This letter is submitted on behalf of Griffin Capital Essential Asset REIT, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated April 13, 2015 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4, File No. 333-201835 (the “Registration Statement”), filed with the Commission on March 26, 2015 (“Amendment No. 1”). On the date hereof, the Company filed Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

* * * * *

Selected Companies Analysis, page 157

1.
We note your response to comment 10 of our letter and continue to believe that you should clarify whether the FFO values were all calculated in accordance with the NAREIT FFO definition. As applicable, please describe any material differences in the manner in which FFO was calculated for any of the selected companies compared to the others that may affect comparability.

Response to Comment No. 1

The Company has asked us to supplementally advise the Staff that in response to Comment No. 1, the Company has revised the disclosure on page 157 of Amendment No. 2.

Certain Unaudited Financial Projections of GCEAR and SOR, page 158

2.
We note your response to comment 7 of our letter. Please revise this section to remove any statements to the effect that investors should not rely on your disclosure. Investors are entitled to rely on your disclosure.

Response to Comment No. 2

The Company has asked us to supplementally advise the Staff that in response to Comment No. 2, the Company has revised the disclosure on page 162 of Amendment No. 2.

Certain Unaudited Financial Projections of GCEAR and SOR, pages 158 to 163

3.
We note the projections presented are those of Non-GAAP financial measures. Please clarify your basis for choosing the Non-GAAP financial measures presented. Your response should also address whether management makes any projections for traditional GAAP financial measures such as net income (loss) and whether the trends for your Non-GAAP financial measure projections are consistent with its GAAP counterparts. To the extent these measures have contradictory trends, please explain how your choice of Non-GAAP financial measures are not susceptible of any misleading inferences.

Response to Comment No. 3

The Company has asked us to supplementally advise the Staff that the unaudited financial projections were prepared and exchanged between the parties in furtherance of the parties’ respective due diligence efforts and their respective consideration of whether or not to enter into a transaction. In particular, both the Company and SOR used such Non-GAAP financial measures because each company’s respective management and board of directors utilize such measures in evaluating the performance of their respective company, and were not prepared and exchanged between the parties with a view toward public disclosure or to influence any stockholder’s decision on how to vote. Further, the Company has asked us to supplementally advise the Staff that the parties believe that certain Non-GAAP financial measures provide a meaningful measure of a company’s projected performance and are commonly used by third-party analysts and valuation firms in place of GAAP financial measures to evaluate real estate companies due to the effects of (i) GAAP depreciation and amortization of real estate assets, which assumes that the value of real estate diminishes predictably over time rather than rising or falling with market conditions, as is historically the case; (ii) GAAP treatment of a number of items that do not correlate with the sustainability of the Company’s and SOR’s operating performance (e.g., straight-line rental income, acquisition expenses and amortization of certain in-place lease intangible assets and liabilities, among others); and (iii) GAAP financial measures not reflecting the impact of amounts required for needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. Accordingly, the Company has asked us to supplementally advise the Staff that neither party requested projections for the traditional GAAP financial measure counterparts, and as a result, such projections do not exist, with the exception of SOR’s net income for the current calendar year (projected as part of SOR’s annual budget process, and not for the purposes of sharing with the Company for due diligence purposes). Therefore, the Company has asked us to supplementally advise the Staff that the Company believes in this context, it is not beneficial, and potentially misleading to the SOR stockholders, for the Company to prepare and disclose traditional GAAP financial measure counterparts and the resulting trend comparisons between the Non-GAAP financial measure projections and their GAAP counterparts.  In order to prepare such traditional GAAP financial measure counterparts and the resulting comparisons, the parties would either utilize current assumptions (as opposed to the assumptions that may have been used at the time the Non-GAAP financial measures were prepared), which would render the comparisons meaningless, or stale assumptions (the assumptions used at the time the Non-GAAP financial measures were prepared), which would render the comparisons potentially misleading. Finally, the Company has asked us to supplementally advise the Staff that to undertake such a comparison would involve undue cost and burden to SOR and the Company, which includes approximately, $25,000, in the aggregate, of additional professional expenses related to the request, and may result in a material delay in the completion of the transaction, which would offset a meaningful portion of the efficiency benefits intended to be captured by the transaction.

4.
Given your decision to present projections for Non-GAAP financial measures, please clarify how your presentation and disclosures comply with Item 10(e) of Regulation S-K. Reference is made to Question 102.12 of the Compliance and Disclosure Interpretations on the use of Non-GAAP financial measures, which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response to Comment No. 4

In response to the Staff’s comment 7 of its letter dated March 4, 2015, the Company disclosed in Amendment No. 1 certain financial projections of GCEAR and SOR, which contained Non-GAAP financial measures. The Company has asked us to supplementally advise the Staff that the Company believes that the presentation and inclusion of such Non-GAAP financial measures in the disclosures requested by the Staff in its comment 7 are in compliance with Item 10(e) of Regulation S-K.  The Company notes that Item 10(e)(5) of Regulation S-K contains an exemption for the use of Non-GAAP financial measures in disclosures required by “…Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization” applicable to the Company.  The financial projections included in response to the Staff’s comment 7 were not prepared with a view toward public disclosure, and would not have been included in Amendment No. 1 but for the Staff’s comment.  Due to the nature of the inclusion of such Non-GAAP financial measures, the Company has asked us to supplementally advise the Staff of its view that no further disclosures are required to comply with Item 10(e) of Regulation S-K. Further, and as noted above in response to Comment No. 3, the Company has asked us to supplementally advise the Staff that compliance with Item 10(e) of Regulation S-K would involve undue cost and burden to SOR and the Company, which includes approximately, $25,000, in the aggregate, of additional professional expenses related to the request, and may result in a material delay in the completion of the transaction, which would offset a meaningful portion of the efficiency benefits intended to be captured by the transaction.

5.
We note that Funds from Operations for SOR and Modified Funds from Operations for GCEAR are not directly comparable to the similarly titled historical measure defined by NAREIT and the measures provided within the respective MD&A’s of either SOR or GCEAR. To avoid any confusion and provide distinction within the document, please revise the title from Funds From Operations to a title that would differentiate the Non-GAAP financial measure projection presented such as Funds From Operations, as defined below.

Response to Comment No. 5

The Company has asked us to supplementally advise the Staff that in response to Comment No. 5, the Company has revised the disclosure on pages 160 and 162 of Amendment No. 2.

6.
Please address how you determined the appropriateness of providing projections for each entity beyond the year 2014. In your response, address how the nature of your business lends itself toward utilizing projections that cover an extended period for use by the board and financial advisors for the purpose of consideration of a merger transaction.

Response to Comment No. 6

The parties believe financial projections tend to benefit from longer term, contractual revenue streams, and thus, the more years of predictable cash flow, the more reliable the financial projections used in a valuation analysis. Each party is comfortable with this longer-term forecasting due to the following operational attributes of both parties: (i) the respective properties are subject to long-term, non-cancelable leases with creditworthy tenants; (ii) expenses, fees and costs to operate the respective properties are consistent and/or recovered from each tenant pursuant to the terms of the underlying lease; (iii) a majority of the properties are single tenant, which facilitates and simplifies forecasting the future occupancy of and cash flows from the properties; and (iv) historical precedent relating to renewal and/or releasing of specific properties allows for reasonable assumptions concerning the necessary capital and time needed to renew a tenant or find a new tenant for the property. Additionally, the Company has asked us to supplementally advise the Staff that both parties utilize industry-standard software that allows for long-term forecasts of cash flows on an individual building basis, and incorporates assumptions for re-leasing, capital and timing. Finally, the Company has asked us to supplementally advise the Staff that GCEAR’s and SOR’s businesses are stabilized due the fact that neither party is actively raising additional equity for the purpose of making additional acquisitions. Accordingly, the Company believes that the parties’ businesses lend themselves to utilizing projections that cover an extended period.

7.
We note your projections include property-specific assumptions that vary based on property and market-specific conditions. Please expand your disclosures to quantify these assumptions by providing a range of such assumptions aggregated by the most meaningful category such as industry or geographic concentrations.

Response to Comment No. 7

The Company has asked us to supplementally advise the Staff that in response to Comment No. 7, the Company has revised the disclosure on pages 159 and 160 of Amendment No. 2 as it relates to SOR, and removed the reference to property-specific assumptions on page 161 of the Amendment No. 2 as it relates to the Company. The Company has asked us to further supplementally advise the Staff that property-specific assumptions were not included in the Company’s unaudited financial projections, and that the inclusion of such disclosure was erroneous.

Adjustment e., page F-8

8.
We note your response to comment 17. As these acquisition expenses are included in the historical financial statements and appear to be one-time expenses related to the transaction, please adjust the pro forma financial statements to remove these expenses which should only be disclosed and not included in the pro forma consolidated statement of operations.

Response to Comment No. 8

The Company has asked us to supplementally advise the Staff that in response to Comment No. 8, the Company has revised the disclosures on page F-4, F-8 and F-10 of Amendment No. 2.

* * * * *
The Company respectfully believes that the proposed modifications to Amendment No. 1 are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (901) 577-2343 or Howard Hirsch, the Company’s Vice President and Assistant Secretary at (310) 469-6153.

Sincerely,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Richard F. Mattern
Richard F. Mattern
Authorized Representative

Cc:     Kevin Shields, Griffin Capital Essential Asset REIT, Inc.
Howard Hirsch, Griffin Capital Essential Asset REIT, Inc.
Douglas P. Williams, Signature Office REIT, Inc.
Glen F. Smith, Signature Office REIT, Inc.
David G. Thunhorst, Rogers & Hardin LLP
Robert H. Bergdolt, DLA Piper LLP (US)